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                             August 15, 2022

       Suresh Venkatachari
       Chief Executive Officer
       Healthcare Triangle, Inc.
       7901 Stoneridge Drive, Suite 220
       Pleasanton, CA 94588

                                                        Re: Healthcare
Triangle, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 9,
2022
                                                            CIK No. 0001839285

       Dear Mr. Venkatachari:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess,
       Legal Branch Chief, at (202) 551-7951 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology